UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF
REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 000-25121

SLEEP NUMBER CORPORATION
(Exact name of registrant as specified in its charter)

1001 Third Avenue South, Minneapolis, MN 55404
(763) 551-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 267

Pursuant to the requirements of the Securities Exchange Act of 1934, Sleep Number Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SLEEP NUMBER CORPORATION

Date: August 3, 2026	By:	/s/ Samuel R. Hellfeld
		Name:	Samuel R. Hellfeld
		Title:	Executive Vice President, Chief Legal and Risk Officer